Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Wesbanco, Inc. for the registration of debt securities, preferred stock, common stock, warrants, purchase contracts, units, and depositary shares and to the incorporation by reference therein of our reports dated February 28, 2020, with respect to the consolidated financial statements of Wesbanco, Inc., and the effectiveness of internal control over financial reporting of Wesbanco, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

June 15, 2020